Exhibit 99

PERFORMANCE SHARES PLAN

OF

PATRIA INVESTMENTS LIMITED

Approved by the Board of Directors’ meeting held on May 19, 2021

PERFORMANCE SHARES PLAN

This Performance Shares Plan is governed by the provisions below and by applicable law.

1.          Definitions

1.1.       The following capitalized expressions, when used herein, shall have the meanings ascribed to them, as follows:

“Board of Directors” means the board of directors of the Company;

“Committee” means the committee created and appointed by the Board of Directors for the administration and implementation of the Plan;

“Company” means Patria Investments Limited, an exempted company incorporated with limited liability with its principal office at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands;

“Eligible Persons” means all individuals (or entities entirely held by such individuals) working with the Company or any Subsidiary, such as directors, officers, employees or service providers;

“Grant Agreements” means the grant instruments executed by and between the Company and the Participants, setting forth the terms and conditions for the grant of Performance Shares to the Participants;

“Grant Date” means, except as otherwise expressly provided for in the Grant Agreements, with respect to Performance Shares granted to each Participant, the date of execution of the relevant Grant Agreement under which those Performance Shares were granted;

“Participants” means the Eligible Persons elected by the Committee and who voluntarily agree to adhere to the present Plan by executing the respective Grant Agreement, in favor of whom the Company shall grant Performance Shares;

“Performance Shares” means class A common shares of the Company granted to Participants under the terms and conditions set forth herein;

“Permanent Disability” means permanent incapacity or permanent disability which substantially prevents a Participant from fulfilling his/her duties for the Company or the Subsidiary, as applicable, on a permanent basis, as so declared by the Social Security Bureau (INSS) or equivalent authority if the Participant is based out of Brazil;

“Plan” means this Performance Shares Plan;

“Subsidiary” means any company, direct or indirectly, controlled or co-controlled by the Company;

“Termination” means any act or fact that terminates the existing legal relationship between the Participants and the Company or any Subsidiary, for any reason whatsoever.

“Termination With Cause” means the termination of the existing legal relationship between the Participant and the Company or any Subsidiary resulting from the following events: (i) with cause (justa causa) in the events provided for in the Brazilian Consolidation of Labor Laws (Consolidação das Leis de Trabalho – CLT),

if such law is applicable to the Participant, and (ii) (a) court decision of a criminal conviction for heinous crimes (crimes hediondos), as set forth in the Brazilian Criminal Code; (b) dishonest, fraudulent, or improper acts performed by the Participant against the Company or any Subsidiary; (c) any willful or negligent act or omission by the Participant that results in damages to the business, image or financial condition of the Company or any Subsidiary; (d) material breach by the Participant of the agreement governing the labor or statutory relationship between the Participant or the Company or any Subsidiary; (e) breach of Company’s (or any Subsidiary’s) incorporation charts, such as articles of association and bylaws; (f) sexual, moral or any kind of harassment; (g) material breach of Company or any Subsidiary’s codes and policies; and (h) breach of fiduciary duties provided for in the applicable law.

“TSR” means the Total Shareholder Return, which shall be calculated according to Exhibit I.

2.          Purposes of the Plan

2.1.       As a one-time long term incentive and retention instrument, the purpose of the Plan is to allow the granting of Performance Shares to Participants selected by the Committee in connection with the initial public offering of the Company, subject to certain vesting and performance conditions, so as to promote: (a) the alignment between the interests of the Participants with those of the Company’s shareholders; and (b) the permanence of Participants in the Company and/or any Subsidiary.

3.          Participants

3.1.       The Committee shall elect the Participants who are entitled to participate in the Plan and receive Performance Shares, subject to the terms and conditions set forth herein.

4.          Management of the Plan

4.1.       The Plan shall be managed by the Committee.

4.2.       The Committee shall have broad powers to, with due regard to the applicable law, take all actions deemed necessary and appropriate for the administration of the Plan, including, but not limited to:

(a)          election of the Participants and authorization to grant Performance Shares in their favor;

(b)          define or revise criteria and conditions for the grant of Performance Shares;

(c)          accelerate the Vesting Periods;

(d)          settlement in cash of the Performance Shares; and

(e)          impose restrictions to the Performance Shares, such as lock-up and call options, to the extent such restrictions are determined in the Grant Agreement.

5.          Grant of Performance Shares

5.1.       The Committee shall approve the grant of Performance Shares to the elected Participants, subject to the terms and conditions set forth herein.

5.2.       The granting of Performance Shares shall be formalized through the execution of the Grant Agreement between the Company and the Participants.

5.2.1.   The number of Performance Shares granted to the Participant as set forth in the Grant Agreement shall be automatically increased by the number of additional Performance Shares equivalent to the amount of dividends per share paid by the Company within the Vesting Period set forth in the Grant Agreement, at each event of dividend distribution (“Additional Performance Shares”), provided that the number of Additional Performance Shares shall be calculated by the Company by multiplying (i) the number of outstanding Performance Shares granted and existing in favor of the Participant under the Grant Agreement at the time of the dividend distribution by (ii) the amount of dividend per share paid by the Company, then divided (iii) by the share price at the stock exchange market at the end of the trading day immediately before the date the shares become traded ex-dividend (ex-dividend date). After each dividend distribution, the Company shall inform the Participant the number of Additional Performance Shares to be added to the then existing number of granted Performance Shares and the corresponding total number of granted Performance Shares under the relevant Grant Agreement, which will be subject to the terms and conditions set forth therein. Therefore, on each Vesting Period or Termination event, the Company shall consider the total number of granted Performance Shares under the relevant Grant Agreement, which will include the Additional Performance Shares granted up to that moment.

5.3.       The effective transfer of the Performance Shares to the Participants shall only take place upon satisfaction of the conditions and terms provided for in this Plan and in the Grant Agreements, as applicable.

5.4.       Up until the date on which ownership of the Performance Shares is effectively and legally transferred to the Participants under this Plan, Participants shall have no rights or privileges as shareholders of the Company with respect to those Performance Shares.

5.5.       The Participants’ right to effectively receive ownership of the Performance Shares shall be subject to the fulfillment of the following conditions, cumulatively:

(i)           Time-Related Condition. The Participant shall remain continuously bound as an employee, officer, director or service provider of the Company or any Subsidiary from the Grant Date up to the end of the vesting periods indicated below (each period, a “Vesting Period” and “Time-Related Condition”, respectively):

(a)          third anniversary of the Grant Date, upon which one third (1/3) of the Performance Shares will become time vested.

(b)          fourth anniversary of the Grant Date, upon which one third (1/3) of the Performance Shares will become time vested.

(c)           fifth anniversary of the Grant Date, upon which one third (1/3) of the Performance Shares will become time vested.

(ii)         Performance-Related Condition. The TSR thresholds set forth in the Exhibit I shall be achieved on each Vesting Period, as set forth in item (i) above (“Performance-Related Condition”). In the case the Performance-Related Condition is not achieved at the end of a certain Vesting Period, the respective tranche of Performance Shares will accumulate and shall be delivered to the Participant in the next Vesting Period which the Performance-Related Condition is achieved, with due regard to the term set forth in Section 5.5.2.

5.5.1.   Boost Grant. In the case the TSR is equal or above the TSR of a determined peer group at the end of the last Vesting Period, as set forth in Exhibit I, each Participant shall be entitled to receive an additional number of Performance Shares equivalent to twenty per cent (20%) of the total number of Performance Shares originally granted to the Participant in the relevant Grant Agreement as of the Grant Date, increased by the number of Additional Performance Shares granted up to that moment pursuant to Section 5.2.1 (“Boost Grant”).

5.5.2.   Upon joint satisfaction of the Time-Related Condition and of the Performance-Related Condition on each Vesting Period, within thirty (30) days as of the relevant anniversary of the Grant Date of each Vesting Period, the Company shall deliver to the Participant the Performance Shares.

5.6.       The Company or the relevant Subsidiary shall withhold and discount any taxes applicable on the delivery of the Performance Shares to the Participant pursuant to this Plan, being the Company or the Subsidiary allowed to withhold a portion of the total number of Performance Shares to be delivered pursuant to this Plan, pro rata to the relative impact of the applicable taxes, or as otherwise deemed convenient and adequate to comply with legal requirements.

5.7.       At the discretion of the Committee, the Company will deliver treasury shares or newly issued shares to satisfy the delivery of Performance Shares pursuant to this Plan. The Committee may also decide to settle the delivery of Performance Shares pursuant to this Plan in cash.

6.          Shares Subject to the Plan

6.1.       Subject to Section 9.2, the maximum number of Performance Shares available for granting under this Plan is equal to 410,115 Performance Shares, provided that the number of Performance Shares to be delivered as payment of dividends as set forth in Section 5.4 are not accounted for in the limit set forth herein.

7.          Term of the Plan

7.1.       This Plan shall remain in full force and effect until early terminated by the Committee. The right to effectively receive the Performance Shares granted pursuant to this Plan shall be automatically terminated, without any right to indemnification, and all its effects shall cease as a matter of law in the following events:

(i)          if the Company is dissolved, is declared bankrupted or files for judicial or extra-judicial recovery plans (including Chapter 10 proceedings, pursuant to United States applicable law), pursuant to applicable law; or

(ii)          in the events listed in Section 8 of this Plan, with respect to the relevant Participant, as applicable.

8.          Termination Events

8.1.       In the event the Participant’s relationship with the Company or the Subsidiary is terminated:

(a)         by the Company or any of its Subsidiaries based on a Termination With Cause, all the rights related to the vested but not yet delivered Performance Shares and unvested Performance Shares shall completely and automatically forfeit, without notice to the Participant and without the Participant being entitled to any indemnity and/or payment;

(b)          (i) without cause by the Company or any of its Subsidiaries; or (ii) if the Participant voluntarily terminates his/her relationship with the Company or any of its Subsidiaries; (iii) or by mutual agreement between the Company or any of its Subsidiaries and the Participant; the Participant shall have the right to all Performance Shares that have satisfied the Time-Related Condition and the Performance-Related Condition up to the termination date, except if the Committee, in its sole discretion, decides otherwise in favor of the Participant; and all rights to the unvested Performance Shares shall completely and automatically forfeit, without notice to the Participant and without the Participant being entitled to any indemnity and/or payment;

(c)         upon retirement of the Participant on terms and conditions agreed between the Participant and the Company or pursuant to the terms and conditions of the retirement policy of the Company, if such policy is in place, the Participant will be entitled to all Performance Shares that have satisfied the Time-Related Condition and the Performance-Related Condition up to the retirement date and to fifty per cent (50%) of the Performance Shares that have not satisfied the Time-Related Condition and the Performance-Related Condition up to the retirement date, which shall become automatically vested, provided that the Time-Related Condition and Performance-Related Condition will no longer be applicable to that portion of the unvested Performance Shares which vesting has been anticipated. Such Performance Shares shall be issued to the Participant within sixty (60) days after his/her Termination. All rights to the unvested Performance Shares shall completely and automatically forfeit, without notice to the Participant and without the Participant being entitled to any indemnity and/or payment;

(d)         upon death of the Participant, his/her heirs will be entitled to all vested and unvested Performance Shares, which unvested Performance Shares shall become automatically vested, provided that the Time-Related Condition and Performance-Related Condition will no longer be applicable. Any rights associated with such Performance Shares shall be transferred to the heirs of the Participant within sixty (60) days after his death or as of the date in which the heirs are allowed to receive such Performance Shares pursuant to applicable law.

(e)         by Permanent Disability, the Participant (or his/her legal representatives) will be entitled to all vested and unvested Performance Shares, which unvested Performance Shares shall become automatically vested, provided that the Time-Related Condition and Performance-Related Condition will no longer be applicable. Any rights associated with such Performance Shares shall be transferred to the Participant (or his/her legal representatives) within sixty (60) days after his Termination.

8.2.       Notwithstanding the provisions above, the Committee may, at its sole discretion, determine that the Termination of the Participant shall have a different effect on his/her Performance Shares, provided any such determination is beneficial to the Participant.

9.          Miscellaneous

9.1.       The grant of Performance Shares shall not prevent the Company or any of its Subsidiary from carrying out any corporate reorganizations, such as transformation, incorporation, merger, spin-off and merger of shares, provided that all Grant Agreements then in force are duly observed, and the Committee shall assess and define whether any adjustment to the Plan or any Grant Agreement is required in order to preserve the Participant’s or the Company’s rights.

9.2.       In the case the number, type and class of shares issued by the Company are amended as a result of share-splits, groupings or conversion of shares of a type or class in another or conversion of shares in other securities issued by the Company, the Committee shall make, if applicable, such changes in the number of Performance Shares, as required in order to preserve the Participant’s or the Company’s rights.

9.3.       This Plan and the related Grant Agreements (i) do not create any rights other than those expressly provided for in their terms; (ii) do not confer stability or assurance of employment or permanence in office; (iii) do not affect the right of the Company or Subsidiary to, at any time and as applicable, terminate the employment contract or the term of office or relationship with the Participant; (iv) do not assure a right to reelection or re-conduction to office.

9.4.       Each Participant shall adhere to this Plan expressly upon executing the Grant Agreement.

9.5.       Any material amendment in the laws governing corporations, publicly-held companies, labor laws and/or the tax effects on Performance Shares may lead to a full review of this Plan, at the Committee’s discretion.

9.6.       The Performance Shares will be granted to the Participants on a personal basis, and cannot be pledged, assigned or transferred to third parties, without the prior approval of the Committee.

9.7.       The Board of Directors may amend this Plan, at its sole discretion and at any time, without the consent of any Participant, which amendment shall be automatically binding upon the Participants and shall be construed as a part of any Grant Agreements, provided, however, that if such amendment to the Plan materially and adversely affects the Participant, then the consent of any such Participant who is materially and adversely affected by such amendment shall be required.

9.8.       This Plan is governed by Brazilian law.

10.        Arbitration

10.1.    Any and all disputes or controversy arising under or in connection with this Plan or any Grant Agreement shall be finally settled by arbitration, to be administered by the Center for Arbitration and Mediation of the Brazil-Canada Chamber of Commerce (Centro de Arbitragem e Mediação da Câmara de Comércio Brasil-Canadá - “CCBC”) in accordance with its rules of arbitration (“CCBC Rules”), the Brazilian Federal Law No. 9,307/96 and all other applicable Laws of the Federative Republic of Brazil.

10.2.    The arbitration tribunal shall be composed of three (3) arbitrators to be appointed in accordance with the CCBC Rules (“Arbitration Tribunal”). Each party to the arbitration must designate an arbitrator, pursuant to the CCBC Rules. The arbitrators appointed by the parties will jointly appoint the third arbitrator, who will serve as chairman of the Arbitration Tribunal. If any of the parties does not appoint an arbitrator and/or the party-appointed arbitrators do not appoint the chairman within the term prescribed in the CCBC Rules, the President of the CCBC will make such appointment. Whether there are multiple parties that can neither be in a group of claimants nor in a group of respondents and there is no consensus among all parties on the appointment of the arbitrators, all members of the Arbitration Tribunal shall be appointed by the President of CCBC. The arbitrators must have expertise in Brazilian Law.

10.3.    The arbitration award shall be granted in the jurisdiction in which the arbitration proceeding was conducted and shall be final and binding on the parties of the arbitration and their successors at any account.

10.4.    The arbitration shall take place in the City of São Paulo, State of São Paulo, Brazil and shall be conducted by the CCBC on a confidential basis and in the Portuguese language.

10.5.    The arbitration award will be final and binding to the parties.

10.6.    Judicial assistance may be sought exclusively with respect to: (i) injunctive, provisional and urgent relief requested prior to the constitution of the Arbitration Tribunal; (ii) the enforcement of any decision rendered by the Arbitration Tribunal, including the final award and eventual partial award; (iii) the annulment action provided for by article 32 of Brazilian Law No. 9,307/96; and (iv) the disputes that, under Brazilian Law, cannot be settled by arbitration. For such purposes, the Parties elect the courts of the City of São Paulo, State of São Paulo, to settle any such matters, with the exclusion of any other venue however privileged it may be. After the constitution of the Arbitration Tribunal, any injunctive relief shall be requested to the Arbitration Tribunal, which may review any injunctions eventually granted or denied by the competent judicial courts prior to the constitution of the Arbitration Tribunal. Neither the application to a judicial authority for such urgent measures before the constitution of the Arbitration Tribunal nor the application to a judicial authority for the implementation of measures ordered by the Arbitration Tribunal will be deemed to be an infringement or a waiver of the arbitration agreement and will not affect the relevant powers reserved to the Arbitration Tribunal, including the powers to review the judicial order issued by a judicial court prior to the institution of the arbitration.

10.7.    The costs of the arbitration, including any costs involved in establishing the Arbitration Tribunal, shall be shared equally between the parties to the arbitration, provided that in the case of a dispute involving a Participant who is subject to the Brazilian Consolidation of Labor Laws (CLT), the Company or any Subsidiary may initially pay any costs involved in establishing the Arbitration Tribunal, and shall seek reimbursement from the Participant for his/her respective half of such costs only to the extent the Participant is the losing party in accordance with the arbitration award.

10.8.    Each party shall bear the fees and expenses incurred with its own attorneys and experts.

10.9.    The arbitration shall be kept confidential, and its elements (including the arguments of the parties, evidence, reports and other third-party statements and any documents submitted or exchanged within the course of the arbitration), may only be disclosed to the Arbitration Tribunal, to the parties, their attorneys and to any person necessary for the arbitration, except if the disclosure is required for the compliance of the obligations imposed by law or any relevant authority.

Exhibit I

Performance-Related Condition

1. TSR Calculation

In order to confirm satisfaction of the Performance-Related Condition, the TSR shall be equal or superior to eight per cent (8%) per year, calculated according to the formula below:

TSR = [A + C] ÷ B

A: Company’s weighted average stock price of the 60 (sixty) trading days immediately prior to the last day of the relevant Vesting Period.

B: Company’s weighted average stock price of the 60 (sixty) trading days immediately after the Grant Date.

C: Dividends per share paid to the Company’s shareholders during the relevant Vesting Period.

For the purposes of the Plan and this Exhibit I, Grant Date shall be January 22, 2021 and each of the three Vesting Periods shall be January 22, 2024, January 22, 2025 and January 22, 2026, respectively.

2. Boost Grant - Peer Group Definition

The peer group is defined by the following companies and its tickers respectively:

1.	Apollo Global Management – APO (NYSE)

2.	Blackstone Group – BX(NYSE)

3.	Ares Capital – ARCC (NASDAQ)

4.	The Carlyle Group – CG (NASDAQ)

5.	EQT Partners – EQT (XSTO)

6.	KKR & Co Inc – KKR (NYSE)